UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Bharatt Chowrira

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 700,744,682 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,744,682 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,744,682 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes (i) 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 23,688,047 shares of Common Stock issued to PureTech Health LLC on February 21, 2023, (iv) warrants to purchase 192,307,692 shares of Common Stock issued to PureTech Health LLC on May 1, 2023, (v) warrants to purchase 43,133,803 shares of Common Stock issued to PureTech Health LLC on May 26, 2023, (vi) 19,618,561 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through October 12, 2023), (vii) 115,824,175 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 1, 2023 (assuming accrued and unpaid interest through October 12, 2023), (viii) 25,781,690 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 26, 2023 (assuming accrued and unpaid interest through October 12, 2023), (ix) 232,910,447 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on June 12, 2023 (assuming accrued and unpaid interest through October 12, 2023) and (x) 30,597,165 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on September 20, 2023 (assuming accrued and unpaid interest through October 12, 2023).

2.

This percentage is calculated based upon 73,335,110 shares of common stock outstanding of the Issuer as of August 11, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023.

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 700,744,682 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,744,682 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,744,682 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes (i) 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 23,688,047 shares of Common Stock issued to PureTech Health LLC on February 21, 2023, (iv) warrants to purchase 192,307,692 shares of Common Stock issued to PureTech Health LLC on May 1, 2023, (v) warrants to purchase 43,133,803 shares of Common Stock issued to PureTech Health LLC on May 26, 2023, (vi) 19,618,561 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through October 12, 2023), (vii) 115,824,175 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 1, 2023 (assuming accrued and unpaid interest through October 12, 2023), (viii) 25,781,690 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 26, 2023 (assuming accrued and unpaid interest through October 12, 2023), (ix) 232,910,447 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on June 12, 2023 (assuming accrued and unpaid interest through October 12, 2023) and (x) 30,597,165 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on September 20, 2023 (assuming accrued and unpaid interest through October 12, 2023).

2.

This percentage is calculated based upon 73,335,110 shares of common stock outstanding of the Issuer as of August 11, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023.

Explanatory Note

This Amendment No. 10 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”).

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to update the disclosure in Item 4 and Item 6.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Termination of the Merger Agreement

On October 12, 2023, PureTech Health LLC (“PureTech Health”) delivered a notice of termination (the “Termination Notice”) to the Issuer in accordance with Section 8.5 of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 12, 2023, by and among PureTech Health, the Issuer and Caviar Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of PureTech Health. Pursuant to the Termination Notice, PureTech Health terminated the Merger Agreement pursuant to Section 8.2(a) of the Merger Agreement.

As a result of the termination of the Merger Agreement, the Voting and Support Agreement, dated as of June 12, 2023, by and between PureTech Health and the Issuer, was terminated in accordance with its terms.

The foregoing description of the Termination Notice does not purport to be complete and is qualified in its entirety by the full text of such notice. A copy of the Termination Notice is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer.

This Item 6 is hereby supplemented by incorporating by reference Item 4 of this Schedule 13D.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

22.	Notice of Termination, dated October 12, 2023, from PureTech Health LLC to Gelesis Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2023

PURETECH HEALTH LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	Chief Executive Officer

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

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